YA ZHU SILK, INC.
112 North Curry Street
Carson City, Nevada  89703
USA
Telephone No.: (+86) 755-8668-1130

August 10, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

Re: Ya Zhu Silk, Inc. (the “Company”) Form 8-K Filed February 27, 2012, as amended June 8,2012 File No. 333-155486

We write in response to your letter dated June 18, 2012 with respect to the above-noted filing of the Company. We are continuing to prepare a response to the comments you have provided. We now expect to provide a complete response to all comments by no later than August 15th, 2012.

Should you have any questions, please do not hesitate to contact our President, Fenrui Yue, at (+86) 755-8668-1130.

Yours truly,

YA ZHU SILK, INC.

_____________________
Fengrui Yue
President